UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EVEREST RE GROUP, LTD.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

G3223R108
(CUSIP Number)

Sanjoy Mukherjee Senior Vice President, General Counsel and Secretary Everest Re Group, Ltd. Seon Place 141 Front Street, 4th Floor Hamilton HM 19, Bermuda 441-295-0006
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 22, 2015
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3223R108

1.	Names of Reporting Persons EVEREST PREFERRED INTERNATIONAL HOLDINGS LTD.
2.	Check the Appropriate Box if a Member of a Group		(a)	[ ]
(See Instructions)			(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required			[ ]
Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization BERMUDA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,719,971 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,719,971 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,719,971
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares			[ ]
(See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.5%
14.	Type of Reporting Person (See Instructions) CO, OO

Item 1.	Security and Issuer.
The class of securities to which this Schedule 13D relates is the common shares, par value of $0.01 per share (the "Common Shares"), of Everest Re Group, Ltd. ("Group" or "Issuer"), a Bermuda corporation, the principal executive offices of which are located at Seon Place 141 Front Street, 4th Floor Hamilton HM 19, Bermuda.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Everest Preferred International Holdings Ltd., a Bermuda corporation and an indirect wholly-owned subsidiary of Group.

Everest Preferred International Holdings Ltd. principal business, conducted through its subsidiary, is the underwriting of reinsurance in international markets.

The principal executive office of Everest Preferred International Holdings Ltd. is located at Seon Place
141 Front Street, 4th Floor Hamilton HM 19, Bermuda.

Everest Preferred International Holdings Ltd. has not been convicted in a criminal proceeding.

Everest Preferred International Holdings Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Everest Preferred International Holdings Ltd. is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, citizenship, present principal occupation or employment of each director of Everest Preferred International Holdings Ltd. is set forth in Schedule A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Everest Preferred International Holdings Ltd. acquired the securities that are the subject of this Schedule 13D in exchange for a preferred security with a par value of $1,773,214,309 on December 22, 2015.

Item 4.	Purpose of Transaction.

This transaction is part of a capital restructuring within the Group to support a planned increase in international business production, which includes directly supporting Group's new Lloyds Corporate member.

Item 5.	Interest in Securities of Issuer.

As of December 22, 2015, Group had 52,411,440 Common Shares outstanding (net of Treasury shares preferred) of which Everest Preferred International Holdings, Ltd. owns 9,719,971, or 18.5% of the outstanding Common Shares. However, according to Group's bye-laws, the total voting power of any shareholder owning more than 9.9% of the Common Share will be reduced to 9.9% of the total voting power of the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As discussed in Item 2. above, Everest Preferred International Holdings Ltd. is an indirect wholly-owned subsidiary of Group.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 2016

EVEREST PREFERRED INTERNATIONAL HOLDINGS LTD.

By:	/S/ WAYNE SCHONLAND
Wayne Schonland
Vice President, Tax

SCHEDULE A

DIRECTORS OF EVEREST PREFERRED INTERNATIONAL HOLDINGS, LTD.

The following sets forth the name, position and principal occupation of each director of Everest Preferred International Holdings, Ltd.  Each person is a citizen of the United States of America.  The business address of each director is Seon Place 141 Front Street, 4th Floor Hamilton HM 19, Bermuda

Craig Howie is a Director and Treasurer of Everest Preferred International Holdings, Ltd.  Mr. Howie's principal occupation is serving as Executive Vice President and Chief Financial Officer of Everest Re Group Ltd.

Sanjoy Mukherjee is a Director, Chairman and Chief Executive Officer of Everest Preferred International Holdings, Ltd.  Mr. Mukherjee's principal occupation is serving as Executive Vice President, General Counsel and Secretary and Chief Compliance Officer of Everest Re Group, Ltd.

Wayne Schonland is a Director and Vice President, Tax of Everest Preferred International Holdings, Ltd. Mr. Schonland's principal occupation is serving as Vice President of Everest Re Group, Ltd.

Keith Shoemaker is Vice President and Comptroller of Everest Preferred International Holdings, Ltd.  Mr. Shoemaker's principal occupation is serving as Vice President and Comptroller for Everest Re Group, Ltd.

Kevin Burns is Vice President, Investments of Everest Preferred International Holdings, Ltd.  Mr. Burns' principal occupation is serving as Vice President, Investments for Everest Re Group, Ltd.

Codan Services Limited is Secretary of Everest Preferred International Holdings, Ltd.

Arnold Braun is Assistant Secretary of Everest Preferred International Holdings, Ltd.  Mr. Braun's principal occupation is serving as Associate General Counsel for Everest Re Group, Ltd.